Exhibit 99.1

ASX & MEDIA RELEASE	(ASX: SGM, OTC: SMSMY)	6 June 2014

SIMS METAL MANAGEMENT ANNOUNCES ORGANISATIONAL

CHANGE REGARDING GROUP CHIEF FINANCIAL OFFICER

The Group CEO & Managing Director of Sims Metal Management Limited (the “Company”), Galdino Claro today announced that the Company has commenced a global search for a new CFO. The search will include consideration of both internal and external candidates to be based at the Company’s headquarters in New York City. Rob Larry has agreed to step down from the position of Group CFO effective 21 August 2014.

Mr Claro said that, “Rob had made a significant contribution to the organisation. I would like to thank him for the considerable role he has played over his long 18 year tenure with the Company. His guidance, leadership, and expertise have been greatly valued. Rob has served as our CFO through a period of significant change and his steady hand has been relied upon to provide stability in an otherwise volatile industry. Through Rob’s prudent stewardship, the Company has continued to maintain balance sheet strength despite challenging economic markets. I wish Rob the very best for the future.”

Mr Larry said that, “I am grateful for the opportunity this Company provided to me. I have enjoyed immensely my tenure as CFO and even the challenges that came along with it. The finance and information technology teams are outstanding and will accomplish this change in leadership seamlessly. I wish the Company the best of success.”

Mr Larry has agreed to stay with the Company up to the completion of the Company’s Fiscal 2014 financial results, and will thereafter be available to the Company in a consulting capacity through August 2015.

Cautionary Statements Regarding Forward-Looking Information

This release may contain forward-looking statements, including statements about Sims Metal Management’s financial condition, results of operations, earnings outlook and prospects. Forward-looking statements are typically identified by words such as “plan,” “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “project” and other similar words and expressions.

These forward-looking statements involve certain risks and uncertainties. Our ability to predict results or the actual effects of our plans and strategies is subject to inherent uncertainty. Factors that may cause actual results or earnings to differ materially from these forward-looking statements include those discussed and identified in filings we make with the Australian Securities Exchange and the United States Securities and Exchange Commission (“SEC”), including the risk factors described in the Company’s Annual Report on Form 20-F, which we filed with the SEC on 16 October 2013.

Because these forward-looking statements are subject to assumptions and uncertainties, actual results may differ materially from those expressed or implied by these forward-looking statements. You are cautioned not to place undue reliance on these statements, which speak only as of the date of this release.

All subsequent written and oral forward-looking statements concerning the matters addressed in this release and attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this release. Except to the extent required by applicable law or regulation, we undertake no obligation to update these forward-looking statements to reflect events or circumstances after the date of this release.

All references to currencies, unless otherwise stated, reflect measures in Australian dollars.

About Sims Metal Management

Sims Metal Management is the world’s largest listed metal recycler with approximately 265 facilities and 6,100 employees globally. Sims’ core businesses are metal recycling and electronics recycling. Sims Metal Management generates approximately 63% of its revenue from operations in North America. The Company’s ordinary shares are listed on the Australian Securities Exchange (ASX: SGM) and its ADRs are listed in the United States on the Over-the-Counter market (OTC:SMSMY). Please visit our website (www.simsmm.com) for more information on the Company and recent developments.

Investor and media inquiries contact

Todd Scott

Group Vice President – Investor Relations

+1 917 226 9482